SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomuniçacões de São Paulo S.A.–Telesp announces interest on the company’s net worth” dated on December 11, 2003.

Telecomunicações de São Paulo S.A.—Telesp

ANNOUNCES INTEREST ON THE COMPANY’S NET WORTH

Press Release, December 11, 2003. (1 page)

For more information, contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.:      (55-11) 3549-7200

Fax:      (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL:    www.telefonica.net.br

(São Paulo – Brazil), (December 11, 2003). Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) – NYSE: TSP; TLPP – today informs that its Administration approved, “ad-referendum” of the General Shareholders’ Meeting, the payment of interest on the Company’s net worth related to the 2003 fiscal year in accordance with Article 9 of Law 9.249/95 and Edict No. 207/96 of the CVM (the Brazilian Securities and Exchange Commission). Interest on net worth amounts to a gross value of R$1,100 million resulting, after taxes, in a net amount of R$935 million, according to the table below:

Interest on the Company’s Net Worth

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Taxed Legal Entities and Individuals (net value)

Common shares	2.089588299767	1.776150054802

Preferred shares (*)	2.298547129744	1.953765060282

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credit will be registered on the Company’s accounting records on December 29, 2003, based on the shareholders individually recorded as such at the end of that same day. From December 30th, 2003 on, the shares will be traded “ex- Interest on the Company’s net worth”. The payment date will be decided at the Company’s General Shareholders’ Meeting.

According to the only paragraph of the article 29 of the Company’s bylaws, the value of the interest on the Company’s net worth, could be paid in lieu of the value of the minimum obligatory dividends related to the 2003 fiscal year.

Those entities that are legally income tax exempt must provide a proof of such exemption no later than January 9, 2004, to Banco ABN Amro Real S.A. (the Company’s Depositary Bank)—Gerenciamento de Ações Escriturais- located at Avenida Paulista, 1374 – 8th floor – CEP: 01310-916—Cerqueira César – São Paulo – SP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	December 11, 2003.	By:	/s/ CHARLES E. ALLEN
Name: Charles E. Allen
Title: Investor Relations Director